SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 2, 2007
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-234-20390
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains the quarterly report for the first financial quarter ended December 31, 2006 of Qimonda AG dated January 31, 2007.

QIMONDA AG AND SUBSIDIARIES
QUARTERLY REPORT
FOR THE THREE MONTHS ENDED
DECEMBER 31, 2006

i

(This page is intentionally left blank)

OVERVIEW OF FINANCIAL RESULTS
Three Months Ended December 31, 2006 Compared To Three Months Ended December 31, 2005

Net Sales
      The following table presents data on our net sales for the periods indicated.

	For the three months ended
	December 31,

	2005	2006

	(in millions, except
	percentages)
Net sales:
Memory products	€676	€1,172
% of net sales	100%	100%

License revenue	€ 2	€ 1
% of net sales	0%	0%

Total net sales	€678	€1,173

Effect of foreign exchange over prior period		€ (99)
% of net sales		(8)%
      Our net sales in the three months ended December 31, 2006 increased by €495 million, or 73%, from €678 million in the three months ended December 31, 2005 to €1,173 million in the three months ended December 31, 2006. Primarily responsible for this increase were:

•	Moderate increases in our average selling prices for DRAM products, and

•	Substantially higher bit shipments.
      Offsetting these increases in part were decreases related to exchange rate effects.
      Price increases: During the three months ended December 31, 2005, the average selling prices for DDR2 memories in particular declined very substantially due, we believe, to a mismatch caused by high worldwide production of DDR2 memories for which original equipment manufacturers had not yet produced enough logic chipsets. This decline in prices depressed our revenues and was the most significant contributor to our loss for the three months ended December 31, 2005. DDR2 prices rebounded in the second half of our 2006 financial year as the corresponding chipsets became more available. This, together with a modest increase in DRAM prices generally and the increasing proportion of our bit shipments comprised of relatively higher-priced graphics, mobile and consumer DRAM products, led to an overall increase of 19% in the average selling prices of our DRAM products in the three months ended December 31, 2006 as compared to the three months ended December 31, 2005. DRAM prices generally have remained stable, such that our average selling prices in the three months ended December 31, 2006 were essentially unchanged from those in the three months ended September 30, 2006. The flat average selling prices, taken together with the slight decline in bit shipments for the three months ended September 30, 2006 as compared to the three months ended December 31, 2006 led to a decline in our revenues between these two quarters. We nevertheless expect that prices for standard ARAM products will decline over time consistent with the long-term across the industry as a whole. We intend to mitigate the impact of declining prices by reducing our unit costs and diversifying our product mix.
      Increase in bit shipments. Our bit shipments increased by 64% during the three months ended December 31, 2006 compared to the three months ended December 31, 2005 due to improved demand in all geographical regions. The shift to higher density products we experienced in our 2006 financial year continued in the quarter ending December 31, 2006. In the three months ended December 31, 2006, 80% of total bit shipments were of 512Mb DRAMs, compared to 65% in the three months ended December 31, 2005. The share of capacities converted to the 90nm technology node was slightly more than 50% in the three months ended December 31, 2006 compared to approximately 10% in the three months ended December 31, 2005.
      Exchange rate effects. The U.S. dollar weakened against the euro in the first three months of financial year 2007, with the average exchange rate for the period 8% lower than it was for the corresponding period of our 2006 financial year. This unfavorable U.S. dollar euro to exchange rate led to a decrease in our revenues during the three months ended December 31, 2006. We have calculated the effects of this translation risk as follows: we would have achieved €99 million more in net sales in the three months ended December 31, 2006, had the average exchange rates we used to translate our non-euro denominated sales into euros been the same in the three months ended December 31, 2006 as they were in the three months ended December 31, 2005.

Net Sales by Region
      The following table sets forth our sales by region for the periods indicated.

	For the three months ended December 31,

	2005		2006

	(in millions, except percentages)
Germany	€ 62	9%	€ 87	7%
Other Europe	75	11	147	13
North America	249	37	448	38
Asia/ Pacific	256	38	360	31
Japan	36	5	110	9
Other	—	—	21	2

Total	€678	100%	€1,173	100%

      Increased sales of specialty products, in particular for graphics applications, in North America and Japan during the three months ended December 31, 2006 resulted in a similar increase of these regions, and a similar decrease in the Asia/Pacific region compared to the three months ended December 31, 2005.

Cost of Goods Sold and Gross Margin

	For the three months ended
	December 31,

	2005	2006

	(in millions, except
	percentages)
Cost of goods sold	€649	€823
% of net sales	96%	70%
Gross margin	4%	30%
      Cost of goods sold increased by €174 million, or 27%, from €649 million in the three months ended December 31, 2005 to €823 million in the three months ended December 31, 2006. Nevertheless, as a percentage of net sales, cost of goods sold decreased from 96% to 70% over this same period. The absolute increase in our cost of goods sold was due primarily to:

•	substantially higher bit shipments; and

•	increased purchases from foundries;
      Offsetting these increases in part were:

•	improvements in our productivity; and

•	exchange rate effects.
      Higher bit shipments. The 64% increase in bit shipments in the three months ended December 31, 2006 compared to the three months ended December 31, 2005 was due primarily to the ramp-up of production volumes at our Richmond 300mm facility.
      Increased purchases from foundries. We report as cost of goods sold the cost of inventory purchased from our joint ventures and other associated and related companies such as Inotera. Our purchases from these affiliated entities amounted to €137 million in the three months ended December 31, 2006 as compared to €79 million in the three months ended December 31, 2005. In addition, we purchased €187 million of inventory from our foundry partners Winbond and SMIC in the three months ended December 31, 2006 compared to €99 million in the three months ended December 31, 2005. In the three months ended December 31, 2006, we sourced 35% of our chips from these partners as compared to 29% during the three months ended December 31, 2005.
      Improved productivity. Similar to our 2006 financial year, we achieved productivity improvements through the increased conversion of capacities to 110nm and 90nm process technologies and the increasing share of our chips produced on 300mm wafers. The ramp-up of 300mm capacities at our Richmond facility, our joint venture Inotera and our foundry partner SMIC contributed to the increased share of production on 300mm wafers. Measured in wafer starts, 72% of our total production (including capacity sourced from our strategic and foundry partners) was on 300mm wafers in the three months ended December 31, 2006 as compared to 61% of our production in the three months ended December 31, 2005. We believe that productivity improvements, together with a larger sales volume over which our fixed costs are spread, permitted us to achieve a percentage increase in costs that was below the percentage increase in bit shipments.
      Exchange rate effects. The relative decrease of the exchange rate of the U.S. dollar against the euro in the three months ended December 31, 2006, as compared to the equivalent period one year earlier, decreased the euro value of our costs that are denominated in U.S. dollars by approximately €50 million. This means that we would have incurred approximately €50 million more in costs of goods sold in our three months ended December 31, 2006, had the average exchange rates we used to translate our non-euro expenses into euros been the same in the three months ended December 31, 2006 as they were in the three months ended December 31, 2005. However, considered together with the decrease in our net sales due to foreign exchange effects, foreign currency movements overall had a negative net effect on our gross margin during the three months ended December 31, 2006.
      Our gross margin increased to 30% during the three months ended December 31, 2006, from 4% in the three months ended December 31, 2005, primarily due to the increase in average selling prices and the lower production cost per unit resulting from higher bit shipments. While average selling prices, especially for standard DRAM products, generally decline over time, they can display significant volatility from period to period. Our gross margin suffers in periods in which prices decline faster than we can reduce our unit costs and is stronger during periods when prices decrease more slowly or increase.

Research and Development (R&D) Expenses
      The following table sets forth our R&D expenses for the periods indicated.

	For the three months ended
	December 31,

	2005	2006

	(in millions, except
	percentages)
Research and development expenses	€109	€97
% of net sales	16%	8%
      In the three months ended December 31, 2006, research and development expenses decreased by 10%, from €109 million to €97 million, due to the substantial completion of R&D work on our 80nm and 75nm technology and the development of first products using these technologies during September and October 2006. We do however expect our R&D expenses to increase in future periods as we continue to invest in the technologies that support the next generation of our products.

Selling, General and Administrative (SG&A) Expenses
      The following table sets forth information on our selling, general and administrative expenses for the periods indicated.

	For the three months ended
	December 31,

	2005	2006

	(in millions, except
	percentages)
Selling, general and administrative expenses	€55	€44
% of net sales	8%	4%
      During the three months ended December 31, 2006, selling, general and administrative expenses decreased by 20% compared to the same period in the prior year. The primary reason for the decline was that during the three months ended December 31, 2006 the combined costs under our post carve-out service agreements with Infineon and to build out our corporate functions were less than the costs Infineon allocated to us for the three months ended December 31, 2005. We also incurred lower costs in the three months ended December 31, 2006 than we did for the same period one year earlier for special projects, such as our carve-out and IPO.
     Other Operating Expense, Net
      The following table sets forth information on our other operating expense, net for the periods indicated.

	For the three months ended
	December 31,

	2005	2006

	(in millions, except
	percentages)
Other operating expense, net	€6	€0
% of net sales	1%	0%
      Other operating expense, net for the three months ended December 31, 2005 related principally to charges from our settlement of an antitrust investigation by the U.S. Department of Justice and related actions as well as a related ongoing investigation in Europe. We incurred no material costs of this nature in the three months ended December 31, 2006.
     Equity in Earnings of Associated Companies
      The following table sets forth information on our equity in losses or earnings of associated companies for the periods indicated.

	For the three months ended
	December 31,

	2005	2006

	(in millions, except
	percentages)
Equity in earnings of associated companies	€9	€37
% of net sales	1%	3%
      Our principal associated company is Inotera. Inotera is a DRAM manufacturer that we established as a joint venture with Nanya. Our equity in this venture’s earnings has been sensitive to fluctuations in the price of DRAM. In both periods, Inotera contributed most of our equity in earnings from associated companies, which increased in the three months ended December 31, 2006, primarily due to the increased volume production by Inotera and the generally improved DRAM pricing environment.
     Other Non-Operating Income, Net
      The following table sets forth information on other non-operating expense or income for the periods indicated.

	For the three months ended
	December 31,

	2005	2006

	(in millions, except
	percentages)
Other non-operating income, net	€11	€5
% of net sales	2%	0%
      Other non-operating income, net consists of various items from period to period not directly related to our principal operations, including gains and losses on sales of marketable securities. In the three months ended December 31, 2006, other non-operating income related principally to non-operating foreign currency transaction gains and a gain of €2 million on the sale of our investment in Ramtron, whereas in the three months ended December 31, 2005, other non-operating income related principally to foreign currency transaction gains.

     Earnings Before Interest and Taxes (“EBIT”)
      EBIT is determined from the consolidated statements of operations as follows:

	For the three months ended
	December 31,

	2005	2006

	(in millions, except
	percentages)
Net income (loss)	€(127)	€177
Add: Interest (income) expense	5	(1)
Add: Income tax expense	(1)	74

EBIT	€(123)	€250

     Interest (Expense) Income, Net
      The following table sets forth information on our net interest expense for the periods indicated.

	For the three months ended
	December 31,

	2005	2006

	(in millions, except
	percentages)
Interest (expense) income, net	€(5)	€1
% of net sales	(1)%	0%
      Interest expense mainly relates to interest on short-term debt due to Infineon, while interest income is earned on cash and cash equivalents and marketable securities balances. Our interest expense decreased due to lower average borrowings from Infineon, as we repaid €112 million of outstanding debt to Infineon during the three months ended December 31, 2006.
     Income Taxes
      The following table sets forth information on our income taxes for the periods indicated.

	For the three months ended
	December 31,

	2005	2006

	(in millions, except
	percentages)
Income tax benefit (expense)	€1	€(74)
% of net sales	0%	6%
Effective tax rate	1%	29%
      In the three months ended December 31, 2006, our effective rate was lower than our combined statutory tax rate. This resulted from income in jurisdictions with lower than average corporate tax rates. In the three months ended December 31, 2005, our effective tax rate did not fully reflect our loss for the period due to tax benefits that could not be recognized, because for certain jurisdictions losses prior to our carve-out could not be used to offset taxable income after our carve-out.
     Net Income (Loss)
      Our net result increased from a net loss of €127 million in the three months ended December 31, 2005 to net income of €177 million in the three months ended December 31, 2006.

Financial Condition
      The following table sets forth selected items from our consolidated balance sheets for the periods indicated.

	As of	As of
	September 30,	December 31,
	2006	2006	% Change(1)

	(in millions, except percentages)
Current assets	€2,807	€2,881	3%
Non-current assets	3,054	3,041	0%

Total assets	5,861	5,922	1%

Current liabilities	1,479	1,439	(3)%
Non-current liabilities	511	475	(7)%

Total liabilities	1,990	1,914	(4)%

Shareholders’ equity	€3,871	€4,008	4%

(1)	Percentage change from September 30, 2006 to December 31, 2006.
      As of December 31, 2006, our total assets increased as compared to September 30, 2006. Total current assets increased primarily due to increased cash and cash equivalents, reflecting cash flow from operations in excess of cash used in investing activities, and increased inventory. This was partially offset by a decrease in trade accounts receivable resulting from collections during the three months ended December 31, 2006 and a decrease in sales compared to the three months ended September 30, 2006. Non-current assets decreased slightly because capital expenditures for our capacity expansion was less than the combined effect of depreciation and a decrease in other long-term assets during the three months ended December 31, 2006.
      Current liabilities decreased as of December 31, 2006 due to the further repayment of €112 million on our short-term loan due to Infineon, which exceeded the increase in our trade accounts payable and other current liabilities during the three months ended December 31, 2006.
      As of December 31, 2006, our shareholders’ equity increased, principally due to net income of €177 million, partially offset by foreign currency translation losses affecting equity of €53 million during the three months ended December 31, 2006.
Liquidity
     Cash Flows

	For the period ended
	December,

	2005	2006

	(in millions)
Net cash provided by operating activities	€ 100	€ 438
Net cash used in investing activities	(350)	(208)
Net cash provided by (utilized in) financing activities	238	(104)
Effect of foreign exchange rate changes on cash and cash equivalents	3	(5)
Cash and cash equivalents at end of period	€ 623	€1,053
      Our operating cash flow increased from an inflow of €100 million in the three months ended December 31, 2005 to an inflow of €438 million in the three months ended December 31, 2006, primarily due to our return to profitability after the three months ended December 31, 2005. We recognized a net gain of €177 million in the three months ended December 31, 2006. Depreciation and amortization decreased by €27 million mainly as a result of lower capital expenditures and certain equipment reaching the end of its depreciable life prior to the 2007 financial year. Although our trade accounts receivable have increased compared to the prior year period, reflecting our sales growth, larger collections during the three months ended December 31, 2006 improved our comparative operating cash flow.
      Cash used in investing activities in both periods reflect the capital expenditures we made as we continued to invest in Property, Plant & Equipment (PP&E) during both periods. Our cash used in investing activities was lower in the three months ended December 31, 2006 due to a temporary decrease in our investment in PP&E.
      Cash used by financing activities during the three months ended December 31, 2006 relates principally to the repayment of €112 million of short-term debt to Infineon. During the three months ended December 31, 2005, financing was principally provided by investments by and advances from Infineon.
     Free Cash Flow
      The free cash flow is determined as follows from our consolidated statements of cash flows:

	For the three months
	ended December 31,

	2005	2006

	(in millions)
Net cash provided by operating activities	€ 100	€ 438
Net cash used in investing activities	(350)	(208)
Purchases of marketable securities, net	—	11

Free cash flow	€(250)	€ 241

      Free cash flow was positive in the three months ended December 31, 2006 mainly due to our profitable operations and capital expenditures that were lower than cash provided from operating activities.
     Capital Expenditures

	For the three months ended
	December 31,

	2005	2006

	(in millions)
Purchases of property, plant and equipment	€356	€221
      Our capital expenditures for the three months ended December 31, 2006, consisted primarily of capacity increases at our 300mm facility in Dresden and the recommencement of the expansion of capacity in our 300mm fab in Richmond, Virginia. During the three months ended December 31, 2005, we purchased more equipment at the beginning of the financial year to ramp up production of the 300mm fab in Richmond, and invested in our back-end venture in Suzhou, China. Capital expenditures of up to EUR 1 billion are expected for the full 2007 financial year. We expect this spending to occur more evenly throughout the financial year as compared to the upfront spending in our 2006 financial year.
Outlook for the Second Quarter and 2007 Financial Year
      We expect our bit production to grow between eight and twelve percent in the second quarter of our 2007 financial year. We expect this bit growth to be based on improved productivity as a result of our continued conversion of capacities to 90nm and smaller technologies. We also expect to maintain our share of bit shipments for use in non-PC applications significantly above 50 percent in our second financial quarter and for our full 2007 financial year.
      For the full 2007 financial year, we expect bit demand to be driven by the continued strong growth for DRAM in consumer and communication applications and also by the introduction of the Windows Vista operating system. We expect the market measured in bits to grow between 55 and 65 percent for the 2007 calendar year, in line with the expectations of Gartner and iSuppli. We intend to increase bit production in line with overall market growth.

Qimonda AG and Subsidiaries
Condensed Combined and Consolidated Statements of Operations (Unaudited)
For the three months ended December 31, 2005 and 2006
(in millions, except for share data)

		December 31,	December 31,	December 31,
	Notes	2005	2006	2006

		(€ millions)	(€ millions)	($ millions)
Net sales:
Third parties		671	1,173	1,547
Related parties	13	7	—	—

Total net sales	17	678	1,173	1,547

Cost of goods sold		649	823	1,086

Gross profit		29	350	461

Research and development expenses		109	97	128
Selling, general and administrative expenses		55	44	58
Other operating expenses, net		6	—	—

Operating (loss) income		(141)	209	276

Interest (expense) income, net	13	(5)	1	1
Equity in earnings of associated companies		9	37	49
Other non-operating income, net		11	5	7
Minority interests		(2)	(1)	(2)

Income (loss) before income taxes		(128)	251	331

Income tax benefit (expense)	3	1	(74)	(97)

Net (loss) income		(127)	177	234

Basic and diluted (loss) earnings per share	4	(0.42)	0.52	0.69

See accompanying notes to the unaudited condensed combined and consolidated financial statements.

Qimonda AG and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)
As of September 30, 2006 and December 31, 2006

		September 30,	December 31,	December 31,
	Notes	2006	2006	2006

		(€ millions)	(€ millions)	($ millions)
Assets:
Current assets:
Cash and cash equivalents		932	1,053	1,390
Marketable securities		138	148	195
Trade accounts receivable, net	5	803	668	882
Inventories	6	622	685	904
Deferred income taxes	3	47	45	59
Other current assets		265	282	372

Total current assets		2,807	2,881	3,802

Property, plant and equipment		2,080	2,097	2,768
Long-term investments	7	636	633	835
Deferred income taxes	3	160	148	195
Other assets		178	163	215

Total assets		5,861	5,922	7,815

Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt — Infineon	9, 13	344	232	305
Trade accounts payable	8	712	763	1,007
Accrued liabilities		160	152	201
Deferred income taxes	3	18	15	20
Other current liabilities		245	277	366

Total current liabilities		1,479	1,439	1,899

Long-term debt	9	151	150	198
Deferred income taxes	3	36	31	41
Other liabilities		324	294	388

Total liabilities		1,990	1,914	2,526

Shareholders’ equity:
Ordinary share capital		684	684	903
Additional paid-in capital		3,097	3,111	4,105
Retained earnings		224	401	529
Accumulated other comprehensive loss	11	(134)	(188)	(248)

Total shareholders’ equity		3,871	4,008	5,289

Total liabilities and shareholders’ equity		5,861	5,922	7,815

See accompanying notes to the unaudited condensed combined and consolidated financial statements.

Qimonda AG and Subsidiaries
Condensed Combined and Consolidated Statements of Business/Shareholders’ Equity (Unaudited)
For the three months ended December 31, 2005 and 2006
(euro in millions, except for share data)

		Issued				Investments by	Foreign	Additional
		Ordinary shares		Additional		and advances	currency	minimum	Unrealized
				paid-in	Retained	from	translation	pension	gain/(loss)
	Notes	Shares	Amount	Capital	earnings	Infineon	adjustment	liability	on securities	Total

		(millions)	(€ millions)	(€ millions)	(€ millions)	(€ millions)	(€ millions)	(€ millions)	(€ millions)	(€ millions)
Balance as of October 1, 2005		—	—	—	—	3,034	(66)	(1)	—	2,967

Transfer of development center to Infineon	12					(10)				(10)
Net investments by and advances from Infineon						276				276
Net loss						(127)				(127)
Stock-based compensation	10					2				2
Other comprehensive loss	11						(16)			(16)

Balance as of December 31, 2005		—	—	—	—	3,175	(82)	(1)	—	3,092

Balance as of October 1, 2006		342	684	3,097	224	—	(132)	(2)	—	3,871

Contribution by Infineon	1			12						12
Net income					177					177
Stock-based compensation	10			2						2
Other comprehensive loss	11						(53)		(1)	(54)

Balance as of December 31, 2006		342	684	3,111	401	—	(185)	(2)	(1)	4,008

See accompanying notes to the unaudited condensed combined and consolidated financial statements.

Qimonda AG and Subsidiaries
Condensed Combined and Consolidated Statements of Cash Flows (Unaudited)
For the three months ended December 31, 2005 and 2006

		December 31,	December 31,	December 31,
	Notes	2005	2006	2006
		(€ millions)	(€ millions)	($ millions)

Net (loss) income		(127)	177	234
Adjustments to reconcile net (loss) income to cash provided by operating activities:
Depreciation and amortization		188	161	213
Provision for doubtful accounts	5	1	—	—
Gain on sales of business interests		—	(2)	(3)
Gain on sales of long-term assets		—	(2)	(2)
Equity in earnings of associated companies		(9)	(37)	(49)
Stock-based compensation	10	2	2	2
Minority interests		2	1	2
Deferred income taxes	3	(1)	10	14
Due to changes in operating assets and liabilities:
Trade accounts receivable	5	95	122	160
Inventories	6	(84)	(71)	(94)
Other current assets		(13)	4	6
Trade accounts payable	8	90	54	71
Accrued liabilities		9	(6)	(8)
Other current liabilities		13	36	47
Other assets and liabilities		(66)	(11)	(15)

Net cash provided by operating activities		100	438	578

Cash flows from investing activities:
Purchases of marketable securities available for sale		—	(11)	(15)
Proceeds from disposal of business interests and dividends	7	—	27	36
Purchases of intangible assets		—	(6)	(8)
Purchases of property, plant and equipment		(356)	(221)	(291)
Proceeds from sales of long-term assets		6	3	4

Net cash used in investing activities		(350)	(208)	(274)

Cash flows from financing activities:
Decrease in short-term debt due Infineon	9	(53)	(112)	(148)
Decrease in financial payables due related parties	13	(10)	(4)	(6)
Proceeds from issuance of long-term debt	9	25	—	—
Investments by and advances from Infineon	1	276	12	16

Net cash provided by financing activities		238	(104)	(138)

Effect of foreign exchange rate changes on cash and cash equivalents		3	(5)	(6)

Net (decrease) increase in cash and cash equivalents		(9)	121	160
Cash and cash equivalents at beginning of year		632	932	1,230

Cash and cash equivalents at end of year		623	1,053	1,390

See accompanying notes to the unaudited condensed combined and consolidated financial statements

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

1.	Description of Business, Formation and Basis of Presentation
     Description of Business
      Qimonda AG and its subsidiaries (collectively, the “Company” or “Qimonda”) is one of the world’s leading suppliers of semiconductor memory products. It designs memory technologies and develops, manufactures, markets and sells a large variety of memory products on a module, component and chip level. Qimonda has operations, investments and customers located mainly in Europe, Asia and North America. The Company is a majority owned subsidiary of Infineon Technologies AG (“Infineon”). The financial year-end for the Company is September 30.
     Formation
      Effective May 1, 2006, substantially all the memory products-related assets and liabilities, operations and activities of Infineon (the “Memory Products business”) were contributed to the Company (the “Formation”). In conjunction with the Formation the Company entered into a contribution agreement and various other service agreements with Infineon. In cases where physical contribution (ownership transfer) of assets and liabilities were not feasible or cost effective, the monetary value was transferred in the form of cash or debt.
      On August 9, 2006 the Company completed its IPO on the New York Stock Exchange through the issuance of 42 million ordinary shares, which are traded as American Depositary Shares (ADSs) under the symbol “QI”. In addition, Infineon sold 6.3 million shares upon exercise of the underwriters’ over-allotment option. As a result, Infineon’s ownership interest in the Company decreased to 85.9%.
      At the Formation the Company’s operations in Japan and Korea were initially held in trust for Qimonda’s benefit by Infineon until the legal transfer to Qimonda takes place. The Company’s Korea operations were legally transferred to Qimonda in October 2006. Infineon transferred the Japan operations into a separate legal entity and contributed additional equity of €12 during the three months ended December 31, 2006. The legal transfer of the Japan entity to Qimonda is expected to take place during the three months ending March 31, 2007. The Company’s investment in Inotera Memories Inc. (“Inotera”) is held in trust by Infineon pending transfer to Qimonda (see note 7). The Company’s investment in Advanced Mask Technology Center GmbH & Co. (“AMTC”) and Maskhouse Building Administration GmbH & Co. KG (“BAC”) is intended to be transferred by Infineon after approval by the other shareholders in the venture although pursuant to the AMTC and BAC limited partnership agreement, such consent may not be unreasonably withheld. The accompanying financial statements include the results of operations of these activities for all periods presented.
     Basis of Presentation
      The accompanying condensed combined and consolidated financial statements as of and for the three months ended December 30, 2005 and 2006, have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The accompanying financial statements are condensed, because certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In addition, the condensed consolidated balance sheet as of September 30, 2006 was derived from audited financial statements and condensed for comparative purposes. In the opinion of management, the accompanying condensed combined and consolidated financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows of the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full financial year. The accompanying condensed combined and consolidated financial statements should be read in conjunction with the audited combined and consolidated financial statements for the year ended September 30, 2006. The accounting policies applied in preparing the accompanying condensed combined financial statements are consistent with those for the year ended September 30, 2006 (see note 2).
      The accompanying combined and consolidated financial statements are presented on a combined basis for periods prior to the Formation and on a consolidated basis for all periods thereafter.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      Periods prior to the Formation are presented on a “carve-out” basis and comprise the combined historical financial statements of the transferred Memory Products business assuming that the Company had existed as a separate legal entity. These combined financial statements have been derived from the consolidated financial statements and historical accounting records of Infineon, employing the methods and assumptions set forth below. Substantially all of the assets, liabilities, operations and activities of the Memory Products business are those that comprised the Memory Products segment of Infineon during the financial periods presented prior to the Formation.
      All amounts herein are shown in millions of euro (or “€”) except where otherwise stated. The accompanying balance sheet as of December 31, 2006, and the statements of operations and cash flows for the three months then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of €1 = $1.3197, the Federal Reserve noon buying rate on December 29, 2006, the last currency trading day in December 2006. The U.S. dollar convenience translation amounts have not been audited.
     Statements of Operations
      Through the Formation, the combined statements of operations were prepared on a carve-out basis and reflect all revenues and expenses that are attributable to the Memory Products business. Operating expenses or revenues of the Memory Products business specifically identified as pertaining to the Memory Products business were charged or credited directly to it without allocation or apportionment. This is the case for all of the revenues appearing on the combined statements of operations. Operating expenses that Infineon incurred were allocated to the Memory Products business to the extent that they were related and indirectly attributable to it.
      Allocations from Infineon during the three months ended December 31, 2005, are reflected in the combined statements of operations as follows:

Three months
ended
December 31,
2005

Cost of goods sold	61
Research and development expenses	7
Selling, general and administrative expenses	32

100

      Since the Formation, the Company entered into several service agreements with Infineon. As a result, costs are no longer allocated after the Formation, but rather charged on the basis of the respective agreements (see note 13).
      For periods prior to the Formation, the income tax expense reflected in the accompanying combined and consolidated financial statements has been calculated as if the Company had filed separate tax returns for each of the years presented. The Company’s future effective tax rate after the Formation may differ from those indicated in the accompanying combined and consolidated financial statements prior to the Formation.
     Investments by and Advances from Infineon
      Because a direct ownership relationship did not exist among the various entities comprising the Memory Products business prior to the Formation, Infineon’s investments in and advances to the Memory Products business represent Infineon’s interest in the recorded net assets of the Memory Products business, and are shown as business equity in lieu of shareholder’s equity in the combined financial statements. Prior to the Formation, net income (loss) of the Memory Products business forms part of business equity (investments by and advances from Infineon). Subsequent to the Formation net income (loss) is attributed to retained earnings since the Company exists as a separate legal entity. The effects of equity transactions prior to Formation are included in “Investments by and advances from Infineon” in the accompanying combined and consolidated financial statements. At the Formation, net

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)
investments by and advances from Infineon were contributed to the company as equity, which is reflected as share capital and as additional paid in capital in the accompanying combined and consolidated statement of business/shareholders’ equity. All intercompany transactions, including purchases of inventory, charges and cost allocations for facilities, functions and services performed by Infineon for the Memory Products business are reflected in this amount.
     Estimates
      The preparation of the accompanying combined and consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent amounts and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ materially from such estimates made by management. In addition, due to the significant relationship between Infineon and the Company, the terms of the carve-out transactions, the allocations and estimations of assets and liabilities and of expenses and other transactions between the Memory Products business and Infineon may not be the same as those that would have resulted from transactions among unrelated third parties. Management believes that the assumptions underlying the combined and consolidated financial statements are reasonable. However, these transactions, allocations and estimates may not be indicative of actual results that would have been obtained if the Company had operated on a stand-alone basis, nor are they indicative of future transactions or of the expenses or results of operations of the Company. In addition, the process of preparing the combined and consolidated financial statements does not permit the revaluation of historical transactions to attempt to introduce an arms’-length relationship where one did not exist at the time. Management believes that it is not practicable to estimate what the actual costs of the Company would have been on a stand-alone basis if it had operated as an unaffiliated entity. Rather than allocating the expenses that Infineon actually incurred on behalf of the Memory Products business, management would have had to choose from a wide range of estimates and assumptions that could have been made regarding joint overhead, joint financing, shared processes and other matters. Any of these assumptions may have led to unreliable results and would not have been more useful as an indicator of historical business development and performance than the methods employed in preparing the combined and consolidated financial statements.

2.	Recent Accounting Pronouncements
      In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 154, “Accounting Changes and Error Corrections”. SFAS No. 154 replaces the Accounting Principles Board (“APB”) Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting and reporting of a change in accounting principle. The Company adopted SFAS No. 154 on October 1, 2006. The adoption of SFAS No. 154 did not have a significant impact on the Company’s consolidated financial position or results of operations.
      In July 2006, the FASB issued FASB Interpretation 48, “Accounting for Income Tax Uncertainties” which defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. Interpretation No. 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. Interpretation No. 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of Interpretation No. 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company is in the process of determining the impact, if any, that the adoption of Interpretation No. 48 will have on its consolidated financial position and results of operations.
      In September 2006, the FASB released SFAS No. 157, “Fair Value Measurements”, which provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 defines fair value,

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)
establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The standard also responds to investors’ requests for more information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect that fair value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for financial statements issued for financial years beginning after November 15, 2007, and interim periods within those financial years. SFAS No. 157 is effective for the Company for financial years beginning after October 1, 2008, and interim periods within those financial years. The Company is in the process of evaluating the impact that the adoption of SFAS No. 157 will have on its consolidated financial position and results of operations.
      In September 2006, the FASB issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R),” which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization (“Recognition Provision”). SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions (“Measurement Date Provision”). The Company currently measures the funded status of its plan annually on June 30. The Recognition Provision of SFAS No. 158 is effective for the Company as of the end of the fiscal year ending September 30, 2007, and the Measurement Date Provision is effective for the Company as of the end of the fiscal year ending September 30, 2009. The Company does not expect the change in the annual measurement date to September 30 to have a significant impact on its results of operations or financial position. As of September 30, 2006 the application of the Recognition Provision of SFAS No. 158 would have resulted in an increase in other long-term liabilities of €7, an increase in non-current deferred tax assets of €3 and an increase in accumulated other comprehensive loss of €4.
      In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB No. 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB No. 108 requires registrants to quantify misstatements using both an income statement (“rollover”) and balance sheet (“iron curtain”) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings (deficit) as of the beginning of the year of adoption. SAB No. 108 is effective for fiscal years ending on or after November 15, 2006, with earlier adoption encouraged. The Company does not expect that the adoption of SAB No. 108 will have a significant impact on its consolidated financial position and results of operations.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

3.	Income Taxes
      Income (loss) before income taxes and minority interests is attributable to the following geographic locations for the three months ended December 31, 2005 and 2006:

	Three months	Three months
	ended	ended
	December 31,	December 31,
	2005	2006

Germany	(157)	142
Foreign	31	110

Total	(126)	252

      Income tax benefit (expense) for the three months ended December 31, 2005 and 2006 is as follows:

	Three months	Three months
	ended	ended
	December 31,	December 31,
	2005	2006

Current taxes:
Germany	1	(40)
Foreign	(1)	(24)

	—	(64)

Deferred taxes:
Germany	1	(7)
Foreign	—	(3)

	1	(10)

Income tax benefit (expense)	1	(74)

      In the three months ended December 31, 2006, the Company’s effective tax rate was lower than the combined German statutory tax rate of 39%. This resulted from income in jurisdictions with lower than average corporate tax rates. In the three months ended December 31, 2005, the effective tax rate did not fully reflect our loss for the period due to deferred tax benefits that could not be recognized, because for certain jurisdictions losses prior to the Formation could not be used to offset taxable income after the Formation.

4.	Earnings (Loss) Per Share
      Basic earnings (loss) per share (“EPS”) is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the year.
      In connection with the Formation, the ordinary shares outstanding were increased to 300 million owned by Infineon (see note 1). Accordingly, all applicable references to the number of ordinary shares and per share information for periods prior to the Formation have been restated to reflect the 300 million ordinary shares outstanding. On August 9, 2006 the Company completed its IPO on the New York Stock Exchange through the issuance of 42 million ordinary shares, which are traded as American Depositary Shares (ADSs).
      The Company did not have any potentially dilutive instruments outstanding for the three months ended December 31, 2005. On November 24, 2006 the Company granted 1.9 million stock options pursuant to the Qimonda Stock Option Plan. According to the provisions of FAS 123R the Company accounts for potentially dilutive effects from this stock-based compensation program (see note 10).

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The computation of basic and diluted EPS for the three months ended December 31, 2005 and 2006 is as follows (shares in million)

	Three months	Three months
	ended	ended
	December 31,	December 31,
	2005	2006

Numerator:
Income (loss) available to ordinary shareholders	(127)	177
Denominator:
Weighted-average shares outstanding — basic	300.0	342.0
Effect of dilutive instruments	—	0.7

Weighted-average shares outstanding — diluted	300.0	342.7

Earnings (loss) per share (in euro):
Basic and diluted	(0.42)	0.52

5.	Trade Accounts Receivable, net
      Trade accounts receivable at September 30, 2006 and December 31, 2006 consist of the following:

	as of	as of
	September 30,	December 31,
	2006	2006

Third party — trade	764	640
Infineon group — trade (note 13)	61	38
Associated and Related Companies — trade (note 13)	—	1

Trade accounts receivable, gross	825	679
Allowance for doubtful accounts	(22)	(11)

Trade accounts receivable, net	803	668

6.	Inventories
      Inventories at September 30, 2006 and December 31, 2006 consist of the following:

	as of	as of
	September 30,	December 31,
	2006	2006

Raw materials and supplies	54	67
Work-in-process	432	432
Finished goods	136	186

Total inventories	622	685

7.	Long-term Investments
      In connection with the Formation, Infineon and Qimonda entered into a trust agreement under which Infineon holds the Inotera shares in trust for the Company until the shares can legally be transferred. This trust agreement provides for Infineon to transfer the shares to the Company as and when the transfer restrictions expire or the Company receives the exemption from the lock-up. During October 2006, the Taiwanese authorities granted an exemption to Infineon to transfer the shares which is expected to be finalized during the three months ending March 31, 2007.
      If Infineon were to reduce its shareholding in the Company to a minority level before the earlier of the fifth anniversary of the Formation and the achievement of early mass production using 58nm process technology at its manufacturing site in Dresden, the joint venture agreement with Nanya, as amended, could require Qimonda to transfer these Inotera shares to Infineon. The Company agreed with Infineon that, in this event, it would retransfer the Inotera shares back to the trust. The trust agreement provides for Infineon to again hold the Inotera shares in trust for Qimonda until they could be retransferred back to the Company.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      Hwa-Keng, a Taiwanese company, was formed for the purpose of facilitating the distribution of Inotera shares to Inotera’s employees. As a result of the Inotera IPO, Hwa-Keng’s business purpose has been fulfilled and therefore it has been dissolved. The dissolution did not have a significant financial impact for the Company.
      The limited partnership agreement relating to AMTC and BAC requires prior written consent from the other partners before Infineon can assign its partnership interest. In the case of a transfer to an affiliate, such as Qimonda, the consent may not be unreasonably withheld, but the interest must be transferred back to Infineon should Infineon cease to be the majority shareholder. Infineon is currently in the process of negotiating with AMD and Toppan with the goal of reaching an agreement that would allow the Company to retain the interest even if Infineon ceases to be the majority shareholder.
      On November 13, 2006 the Company sold its investment in Ramtron through a private placement. As a result of the sale, the Company recorded a gain of €2 as part of other non-operating income during the three months ended December 31, 2006.

8.	Trade Accounts Payable
      Trade accounts payable at September 30, 2006 and December 31, 2006 consist of the following:

	as of	as of
	September 30,	December 31,
	2006	2006

Third party — trade	565	608
Infineon group — trade (note 13)	71	65
Associated and Related Companies — trade (note 13)	76	90

Total	712	763

9.	Debt
      Debt at September 30, 2006 and December 31, 2006 consists of the following:

	as of	as of
	September 30,	December 31,
	2006	2006

Short-term debt:
Loans from Infineon, weighted average interest rate 6.43%	344	232

Long-term debt:
Unsecured term loan payable to bank, rate 3.81%, due 2013	124	124
Notes payable to governmental entity, rate 4.33%, due 2027	27	26

Total long-term debt	151	150

      The Company repaid an amount of €112 of its short-term loan from Infineon during the three months ended December 31, 2006.
      The Company has a multicurrency revolving loan facility in an aggregate principal amount of €250. As of December 31, 2006, no amounts were outstanding under this facility and the Company was in compliance with the facility’s covenants. The Company can also draw, for short term purposes, on the working capital lines it maintains in several locations in an aggregate amount of €173; there were no amounts outstanding under these facilities as of December 31, 2006.

10.	Stock-based Compensation

Infineon Stock Option Plans
      In periods prior to the Formation, certain of the Company’s employees were granted Infineon stock options as Infineon employees pursuant to Infineon’s stock option plans. The aggregate number of such options outstanding were 13.7 million and 11.4 million (of which 7.9 million and 8.2 million were

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)
exercisable) as of December 31, 2005 and December 31, 2006, respectively. If such options are exercised, the employees are to be given Infineon shares in exchange for payment of the exercise price to Infineon. Accordingly, such options do not represent potential dilutive instruments to the Company.

Fair value disclosures of Infineon Stock Option Plans
      Effective October 1, 2005, the Company adopted SFAS No. 123 (revised 2004) under the modified prospective application method, and accounts for stock option grants to its employees under the Infineon stock option plans according to the fair value method of SFAS No. 123 (revised 2004) from that date.
      The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model. Prior to the adoption of SFAS No. 123 (revised 2004), the Company relied on historical volatility measures when estimating the fair value of stock options granted to employees. Following the implementation of SFAS No. 123 (revised 2004), Infineon uses a combination of implied volatilities from traded options on Infineon’s stock and historical volatility when estimating the fair value of stock options granted to employees, as it believes that this methodology better reflects the expected future volatility of its stock. The expected life of options granted is estimated based on historical experience. Beginning on the date of adoption of SFAS No. 123 (revised 2004), forfeitures are estimated based on historical experience; prior to the date of adoption, forfeitures were recorded as they occurred. The risk-free rate is based on treasury note yields at the time of grant for the estimated life of the option. Infineon has not granted stock options to Qimonda employees after March 1, 2006.
      The following weighted-average assumptions were used in the Black-Scholes option-pricing model for options granted during the period indicated:

Three
months
ended
December 31,
2005

Weighted-average assumptions:
Risk-free interest rate	3.08%
Expected volatility	43%
Dividend yield	0%
Expected life in years	5.07
Weighted-average fair value per option at grant date in euro	€3.19

Qimonda Stock Option Plan
      On November 24, 2006, the Company granted 1,899,200 Qimonda stock options to employees and the management board of the Company. In addition, the supervisory board received 30,000 stock appreciation rights with the same conditions as Qimonda stock options, except that they can only be settled in cash if exercised, which results in their classification as a liability. The option rights may be exercised within six years after their grant, but not before the expiration of a vesting period that will be at least three years. The exercise of each option is subject to the condition that the performance of the Company’s ADSs on the New York Stock Exchange exceeds that of the Philadelphia Semiconductor Sector (SOX) Index on at least three consecutive days.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Fair value disclosures of Qimonda Stock Option Plan
      A summary of the status of the Qimonda Stock Option Plan 2006 (SOP 2006) as of December 31, 2006, and changes during the three months then ended is presented below (options in millions, exercise price in US-$, fair value in euro):

			Weighted-	Weighted-
		Weighted-	average	average
	Number of	average	remaining life	grant date
	options	exercise price	(in years)	fair value

Outstanding at beginning of period	—	—	—	—
Granted	1.9	$15.97	6.00	€3.23
Exercised	—	—	—	—
Forfeited and expired	—	—	—	—

Outstanding at end of period	1.9	$15.97	5.91	€3.23

Vested during the period	—	—	—	—
Expected to ultimately vest at end of period	1.9	$15.97	5.91	€3.23
Exercisable at end of period	—	—	—	—
      The fair value of each option grant is estimated on the grant date using a specific Monte Carlo simulation based option-pricing model. This model accounts for vesting conditions relating to the SOX Index and its impact on fair value. Following the implementation of SFAS No. 123R, the Company uses a combination of implied and historical volatilities from traded options on the Company’s peer group when estimating the fair value of stock options granted to employees, as it believes that this methodology better reflects the expected future volatility of its stock. The peer group is a group of publicly listed companies deemed to reflect fundamentals of the Company’s stock. Forfeitures are estimated based on historical experience. The expected life and expected vesting period of options granted are estimated based on the simulation. The risk-free rate is based on treasury note yields at the time of grant for the estimated life of the option.
      The following assumptions were used in the Monte Carlo simulation to determine the fair value of options granted during the period:

	Three months	Three months
	ended	ended
	December 31,	December 31,

	2005	2006

Weighted-average assumptions:
Risk-free interest rate	—	4.62%
Expected volatility, underlying ADS	—	45%
Expected volatility, SOX Index	—	29%
Forfeiture rate, per year	—	3.40%
Dividend yield	—	0%
Expected life in years	—	4.62
Weighted-average fair value per option at grant date in euro	—	€3.23

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Stock-Based Compensation Expense
      Stock-based compensation expenses for the Infineon and the Qimonda SOP were allocated as follows for the three months ended December 31, 2006:

	Three months	Three months
	ended	ended
	December 31,	December 31,

	2005	2006

Compensation expense recognized:
Cost of sales	1	1
Selling, general and administrative expenses	1	1

Total stock-based compensation expense	2	2

Related to:
Infineon Stock Options:	2	2
Qimonda Stock Options:	—	0
      The amount of stock-based compensation cost which was capitalized and remained in inventories during the period ended December 31, 2006 was immaterial. Stock-based compensation expense does not reflect income tax benefits, since stock options are primarily granted in tax jurisdictions where the expense is not deductible for tax purposes. In addition, stock-based compensation expense did not have a significant cash flow effect during the three months ended December 31, 2006, since no material exercises of stock options occurred during the period. As of December 31, 2006, there was a total of €10 in unrecognized compensation expense related to unvested stock options which is expected to be recognized over a remaining total period of 3.25 years.
      As noted above, options on Infineon stock do not represent potential dilutive instruments for Qimonda AG and accordingly, they have no impact on diluted earnings (loss) per share (see note 4).

11.	Other Comprehensive Loss
      The changes in the components of other comprehensive income (loss) for the three months ended December 31, 2005 and 2006 are as follows:

	Three months			Three months
	ended			ended
	December 31, 2005			December 31, 2006

		Tax			Tax
	Pretax	Effect	Net	Pretax	Effect	Net

Accumulated other comprehensive income (loss) — beginning of year	(68)	1	(67)	(136)	2	(134)
Other comprehensive (loss) income:
Foreign currency translation adjustment	(16)	—	(16)	(54)	—	(54)

Accumulated other comprehensive income (loss) — end of year	(84)	1	(83)	(190)	2	(188)

12.	Supplemental Cash Flow Information

	Three months	Three months
	ended	ended
	December 31,	December 31,
	2005	2006

Cash paid for:
Interest	9	10
Income taxes	8	12
Non-cash financing activities:
Distribution to Infineon	10	—

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      Effective October 1, 2005 Infineon transferred the development center in France from the Memory Products business to the Logic business of Infineon. The net book value of €10 was reflected as a non-cash reduction to business equity as of October 1, 2005.

13.	Related Parties
      The Company has transactions in the normal course of business with Infineon group companies, Siemens group companies and with Related and Associated Companies (together, “Related Parties”). The Company purchases certain of its raw materials, especially chipsets, from, and sells certain of its products to, Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up. Contributions by Infineon in connection with the Formation and allocations by Infineon prior to that date are explained in note 1. On April 3, 2006, Siemens disposed of its remaining shareholding in Infineon. Transactions between Qimonda and Siemens subsequent to this date are no longer reflected as Related Party transactions.
      Related Party receivables at September 30, 2006 and December 31, 2006 consist of the following:

	As of	As of
	September 30,	December 31,
	2006	2006

Current:
Infineon group — trade (note 5)	61	38
Associated and Related Companies — trade (note 5)	—	1
Employee receivables	2	2

Total Related Party receivables	63	41

      Related Party payables at September 30, 2006 and December 31, 2006 consist of the following:

	As of	As of
	September 30,	December 31,
	2006	2006

Current:
Infineon group — trade (note 8)	71	65
Associated and Related Companies — trade (note 8)	76	90
Infineon group — financial and other	9	—

Total Related Party payables	156	155

      Related Party debt at September 30, 2006 and December 31, 2006 consists of the following:

	As of	As of
	September 30,	December 31,
	2006	2006

Short-term debt:
Loans from Infineon (note 9)	344	232

Total Related Party debt	344	232

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      Transactions with Related Parties during the three months ended December 31, 2005 and 2006, include the following:

	Three months	Three months
	ended	ended
	December 31,	December 31,
	2005	2006

Sales to Related Parties:
Siemens group companies	7	—

	7	—

Purchases from Related Parties:
Siemens group companies	2	—
Infineon group companies	68	98
Associated and Related Companies	79	137

	149	235

      Purchases from Infineon during the three months ended December 31, 2005 and 2006 are principally related to products purchased from the 200mm front-end manufacturing facility located in Dresden, Germany (the “Dresden 200mm Fab”) and are based on Infineon’s cost plus a margin.

	Three months	Three months
	ended	ended
	December 31,	December 31,
	2005	2006

Interest income from (expense to) Infineon group companies:
Interest income from Infineon group companies	8	—
Interest expense to Infineon group companies	12	5
      Since the Formation, the Company entered into several service agreements with Infineon. These include general support services (including sales support, logistics services, purchasing services, human resources services, facility management services, patent support, finance, accounting and treasury support, legal services and strategy services), R&D services and IT services. Transactions under these agreements during the three months ended December 31, 2006 are reflected in the consolidated statements of operations as follows:

Three months
ended
December 31,
2006

Cost of goods sold	65
Research and development expenses	10
Selling, general and administrative expenses	5

80

      In connection with the Formation, the Company entered into a global service agreement with Infineon, whereby the parties intend to provide standard support services to one another based on actual costs plus a margin of 3 percent. The Company and Infineon have also entered into a research and development services agreement for the provision of research and development services between the parties based on actual cost plus a margin of 3 percent.
      Under the master information technology cost sharing agreement, Infineon and the Company generally agree to share costs of a variety of information technology services provided by one or both parties in the common interest and for the common benefit of both parties. In general, the parties agree to share the fixed costs of the services provided (accounting for approximately 53% of total costs) roughly equally and to share variable costs in a manner that reflects each party’s contribution to those costs. Under the master information technology service agreement, Infineon and the Company agree to provide information technology services to one another. In general, under all of these agreements, the

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)
service recipient pays a fee based on actual or estimated total costs incurred plus a margin of 3% for the period from October 1, 2006 to September 30, 2007 and thereafter as mutually agreed from year to year.
     Dresden 200mm Fab
      In April 2006, Infineon and Qimonda entered into an agreement for the production of wafers in the Dresden 200mm Fab. Pursuant to the agreement, Infineon has agreed to manufacture certain specified semiconductor memory products at the Dresden 200mm Fab, using the Company’s manufacturing technologies and masks, and to sell them to the Company at prices specified in the agreement. The Company is required under this agreement to pay for idle costs resulting from its purchasing fewer wafers from Infineon than agreed upon, if Infineon cannot otherwise utilize the capacity. The Company is obliged to indemnify Infineon against any third party claims based on or related to any products manufactured for the Company under this agreement. In addition, the Company has to indemnify Infineon against any intellectual property infringement claims related to the products covered by the agreement. The agreement terminates on September 30, 2007 unless extended by a written mutual agreement between Infineon and the Company (see note 18).
      In addition, in the contribution agreement Infineon and Qimonda agreed to share equally any potential restructuring costs incurred in connection with the rampdown of production in the Dresden 200mm Fab. Restructuring costs may include severance payments and costs relating to lower levels of production in the Dresden 200mm Fab. Although no restructuring plan has been established or is currently anticipated, these costs could be material and adversely affect the Company’s financial condition and results of operations.

14.	Pension Plans
      The Company’s employees participate in the pension plans of Infineon. Infineon has defined benefit pension plans in Germany (“Domestic Plans”) and in other countries (“Foreign Plans”). The pension costs and liabilities included in the accompanying combined and consolidated financial statements and presented below represent the portion of the Infineon pension costs and liabilities that relate to the Company’s employees participating in the respective Infineon pension plans.
      The components of net periodic pension cost for the three months ended December 31, 2005 and 2006 are as follows:

	Three months ended		Three months ended
	December 31, 2005		December 31, 2006

	Domestic	Foreign	Domestic	Foreign
	Plans	Plans	Plans	Plans

Service cost	(1)	—	(1)	—
Interest cost	(1)	—	(1)	—
Expected return on plan assets	1	—	—	—

Net periodic pension cost	(1)	—	(2)	—

      Qimonda contributed €1 to fund its pension plans during the three months ended December 31, 2006. In the three months ended December 31, 2005 Qimonda did not contribute funds to its pension plans.

15.	Financial Instruments
      The Company periodically enters into financial instruments, including foreign currency forward contracts. The objective of these transactions is to reduce the impact of exchange rate fluctuations on the Company’s foreign currency denominated net future cash flows. The Company does not enter into derivatives for trading or speculative purposes.
      Prior to the Formation the financial instruments of the Company refer to those financial instruments that were specifically identified with the Memory Products business. Derivatives that Infineon entered

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)
into for group or corporate purposes were not allocated to the Memory Products business for purposes of the accompanying combined financial statements for periods prior to the Formation, because there was no reasonable allocation basis.
      The euro equivalent notional amounts in millions and fair values of the Company’s foreign exchange derivative and other financial instruments as of September 30, 2006 and December 31, 2006 are as follows:

	As of September 30, 2006		As of December 31, 2006

	Notional		Notional
	amount	Fair value	amount	Fair value

Forward contracts sold:
U.S. dollar	168	(1)	227	2
Japanese yen	26	—	—	—
Forward contracts purchased:
U.S. dollar	17	—	—	—
Japanese yen	22	—	31	(1)
Singapore Dollar	3	—	3	—
Malaysian Ringgit	5	—	5	—
Other currencies	—	—	4	—
Currency options sold:
U.S. dollar Call	—	—	228	(3)
Currency options purchased:
U.S. dollar Call	—	—	233	1
U.S. dollar Put	—	—	444	2
Other	94	5	105	8

Fair value, net		4		9

      Gains and losses on derivative financial instruments included in determining net income (loss), with those related to operations included primarily in cost of goods sold, and those related to financial activities included in other non-operating income (expense), for the three months ended December 31, 2005 and 2006 are as follows:

	Three months ended	Three months ended
	December 31, 2005	December 31 2006

Net gains from foreign currency derivatives and transactions	11	1

16.	Commitments and Contingencies
     Contribution from Infineon
      These contingencies described below were assigned to the Company pursuant to the contribution agreement entered into between Infineon and the Company in connection with the Formation.
      Under the contribution agreement, the Company is required to indemnify Infineon, in whole or in part as specified below, for any claim (including any related expenses) arising in connection with the liabilities, contracts, offers, uncompleted transactions, continuing obligations, risks, encumbrances and other liabilities Infineon incurs in connection with the matters described below.
      The contribution agreement is based on the principle that all potential liabilities and risks in connection with legal matters existing as of the Formation date are generally to be borne by the business unit which caused the risk or liability or where the risk or liability arose. Except to the limited extent described below for the securities class action litigation and the settled Tessera litigation (for which the Company has different arrangements), the Company has agreed to indemnify Infineon for all liabilities arising in connection with all legal matters specifically described below, including court costs and legal fees. Infineon will not settle or otherwise agree to any of these liabilities without the Company’s prior consent. Liabilities and risks relating to the securities class action litigation, including court

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)
costs, will be equally shared by Infineon and the Company, but only with respect to the amount by which the total amount payable exceeds the amount of the corresponding accrual that Infineon transferred to the Company at the formation. Infineon has agreed not to settle this lawsuit without the Company’s prior consent. Any expenses incurred in connection with the assertion of claims against the provider of directors’ and officers’ (D & O) insurance covering Infineon’s two current or former officers named as defendants in the suit will also be equally shared. The D & O insurance provider has so far refused coverage. The Company has agreed to indemnify Infineon for 80% of the court costs and legal fees relating to the recently settled litigation with Tessera.
      The Company has further agreed to pay 60% of the total license fees payable by Infineon and the Company to which Infineon and the Company may agree in connection with two cases in which negotiations relating to licensing and cross-licensing were ongoing at the time of the Formation, one of which is still ongoing.
      In accordance with the general principle that all potential risks or liabilities are to be borne by the entity which caused the risk or liability or where the risk or liability arose, the indemnification provisions of the contribution agreement include the following specific allocation keys with respect to claims or lawsuits arising after the Formation:

•	liabilities arising in connection with intellectual property infringement claims relating to memory products were fully allocated to the Company.

•	liabilities arising in connection with actual or alleged antitrust violations with respect to DRAM products were fully allocated to the Company.

Litigation
      In September 2004, Infineon entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with its investigation of alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, Infineon agreed to plead guilty to a single count of conspiring with other unspecified DRAM manufacturers to fix the prices of DRAM products between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million. The fine plus accrued interest is to be paid in equal annual installments through 2009. On October 25, 2004, the plea agreement was accepted by the U.S. District Court for the Northern District of California. Therefore, the matter has been fully resolved as between Infineon and the DOJ, subject to Infineon’s obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The price fixing charges by the DOJ related to DRAM-product sales to six Original Equipment Manufacturer (“OEM”) customers that manufacture computers and servers. Infineon has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM products from Infineon.
      Subsequent to the commencement of the DOJ investigation, a number of putative class action lawsuits were filed against Infineon, its principal U.S. subsidiary and other DRAM suppliers.
      Sixteen cases were filed between June 21, 2002 and September 19, 2002 in the following U.S. federal district courts: one in the Southern District of New York, five in the District of Idaho, and ten in the Northern District of California. Each of the federal district court cases purports to be on behalf of a class of individuals and entities who purchased DRAM directly from various DRAM suppliers in the United States of America during a specified time period, which was originally alleged to have commenced on or after October 1, 2001 (“Direct U.S. Purchaser Class”). The complaints allege price-fixing in violation of the Sherman Act and seek treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct.
      In September 2002, the Judicial Panel on Multi-District Litigation ordered that the foregoing federal cases be transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pre-trial proceedings as part of a Multi-District Litigation (“MDL”). In October 2003 and June 2005, the plaintiffs filed amended complaints, which together allege that the unlawful conduct commenced on approximately April 1, 1999 and continued through at least June 30, 2002. On June 5, 2006, the Court issued an order certifying a direct purchaser class.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      In September 2005, Infineon and its principal U.S. subsidiary entered into a definitive settlement agreement with counsel to the Direct U.S. Purchaser Class (subject to approval by the U.S. District Court for the Northern District of California and to an opportunity for individual class members to opt out of the settlement) and has secured individual settlements with eight direct customers in addition to those OEMs identified by the DOJ. Under the terms of the settlement agreement Infineon agreed to pay approximately $21 million. The Company recorded a corresponding charge to other operating expense during the year ended September 30, 2005. In addition to this settlement payment, Infineon agreed to pay an additional amount if it is proven that sales of DRAM products to the settlement class after opt-outs during the settlement period exceeded $208.1 million. The Company would also be responsible for this payment. The additional amount payable is calculated by multiplying the amount by which these sales exceed $208.1 million by 10.53%. The Company does not currently expect to pay any additional amount to the class. On October 3, 2006, a number of individuals and entities gave notice that they were opting out of the Direct U.S. Purchaser Class and settlements. However, apart from Unisys Corporation and Honeywell International, Inc. (as described immediately below), none of the other opt-outs has filed suit against Infineon.
      The settlement was approved on November 1, 2006. The Court entered final judgment and dismissed the class action claims with prejudice on November 2, 2006. The Court retained jurisdiction over the distribution of settlements amounts to the class and disposition of the settlement fund.
      On April 28, 2006, Unisys Corporation filed a complaint against Infineon and its principal U.S. subsidiary, among other DRAM suppliers, alleging state and federal claims for price fixing and seeking recovery as both a direct and indirect purchaser of DRAM. Unisys subsequently filed a consolidated complaint with another plaintiff Sun Microsystems, Inc., against the Infineon entities and other defendants, naming Infineon and its principal U.S. subsidiary as defendants only as to the claims by Unisys, and not the claims by Sun, with which Infineon reached a settlement agreement in the financial year 2004/2005. On May 5, 2006, Honeywell International, Inc. filed a complaint against Infineon and its principal U.S. subsidiary, among other DRAM suppliers, alleging a claim for price fixing under federal law, and seeking recovery as a direct purchaser of DRAM. Infineon’s principal U.S. subsidiary was served with the Honeywell complaint on August 23, 2006. Infineon waived service of the Honeywell complaint. Infineon’s principal U.S. subsidiary was served with the Unisys complaint on September 8, 2006. Infineon agreed to waive service in exchange for an extended response date of December 5, 2006 for both Infineon entities. On December 5, 2006, Infineon and its U.S. principal subsidiary, along with the other defendants, jointly filed a motion to dismiss portions of the Unisys complaint. Both of these complaints were filed in the Northern District of California, and have been related to the MDL described above. Both Unisys and Honeywell opted out of the Direct U.S. Purchaser Class and settlement, so their claims are not barred by Infineon’s settlement with the Direct U.S. Purchaser Class.
      Sixty-four additional cases were filed between August 2, 2002 and October 12, 2005 in numerous federal and state courts throughout the United States of America. Each of these state and federal cases (except a case filed in the U.S. District Court for the Eastern District of Pennsylvania in May 2005 on behalf of foreign purchasers) purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the United States of America during specified time periods commencing in or after 1999. The Eastern District of Pennsylvania case purporting to be on behalf of a class of foreign individuals and entities who directly purchased DRAM outside of the United States of America from July 1999 through at least June 2002, was dismissed with prejudice and without leave to amend on March 1, 2006. Plaintiffs in that case have filed a notice of appeal. On July 31, 2006, plaintiffs filed their opening brief on appeal, and defendants filed their joint opening brief on September 20, 2006. No hearing date has yet been scheduled for the appeal. Infineon intends to defend itself vigorously if the court of appeals remands this lawsuit. The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and an injunction against the allegedly unlawful conduct. The California state cases were ordered transferred for coordinated and consolidated pre-trial proceedings to the San Francisco County Superior Court.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      Subsequently, twenty-three of the state (outside California) and federal court cases and the U.S. District Court for the Eastern District of Pennsylvania case were ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pre-trial proceedings as part of the MDL described above. After this transfer, the plaintiffs dismissed two of the transferred cases. Two additional transferred cases were subsequently remanded back to their relevant state courts. Nineteen of the twenty-three transferred cases are currently pending in the MDL. Further, the proceedings of the plaintiffs in the indirect purchaser cases originated outside California which have not been transferred to the MDL are staged in favor of proceedings on the indirect purchaser cases pending as part of the MDL-proceedings. The defendants have filed two motions for judgment on the pleadings directed at several of the claims. A hearing on those motions took place on December 6, 2006. The court has not yet ruled on these motions. After these have been decided the indirect purchaser plaintiffs in the case that is part of the MDL proceedings will have the opportunity to file any motion for class certification. Infineon is defending against all of these actions vigorously.
      On July 13, 2006, the New York state attorney general filed an action in the U.S. District Court for the Southern District of New York against Infineon, its principal U.S subsidiary and several other DRAM manufacturers on behalf of New York governmental entities and New York consumers who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. On October 23, 2006, the New York case was made part of the MDL proceedings. On July 14, 2006, the attorneys general of California, Alaska, Arizona, Arkansas, Colorado, Delaware, Florida, Hawaii, Idaho, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin filed a lawsuit in the U.S. District Court for the Northern District of California against Infineon, its principal U.S. subsidiary and several other DRAM manufacturers on behalf of governmental entities, consumers and businesses in each of those states who purchased products containing DRAM beginning in 1998. On September 8, 2006, the complaint was amended to add claims by the attorneys general of Kentucky, Maine, New Hampshire, North Carolina, the Northern Mariana Islands and Rhode Island. This action is based on state and federal law claims relating to the same alleged anticompetitive practices in the sale of DRAM and plaintiffs seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other relief. Infineon and its principal U.S. subsidiary were served with the New York complaint on July 13, 2006, and served with the New York summons on September 29, 2006. Service of the California (multi-state) complaint and summons was made on July 14, 2006. On October 10, 2006 Infineon joined the other defendants in filing motions to dismiss several of the claims alleged in these two actions. Infineon and its principal U.S. subsidiary intend to vigorously defend both of these actions.
      In April 2003, Infineon received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. Infineon has reassessed the matter after its plea agreement with the DOJ and made an accrual during the 2004 financial year for an amount representing the probable minimum fine that may be imposed as a result of the Commission’s investigation. Any fine actually imposed by the Commission may be significantly higher than the reserve established, although Infineon cannot more accurately estimate the amount of such actual fine. Infineon is fully cooperating with the Commission in its investigation.
      In May 2004, the Canadian Competition Bureau advised Infineon’s principal U.S. subsidiary that it, its affiliated companies and present and past directors, officers and employees are among the targets of a formal inquiry into an alleged conspiracy to prevent or lessen competition unduly in the production, manufacture, sale or supply of DRAM, contrary to the Canadian Competition Act. No compulsory

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)
process (such as subpoenas) has been commenced. Infineon is cooperating with the Competition Bureau in its inquiry.
      Between December 2004 and February 2005, two putative class proceedings were filed in the Canadian province of Quebec and one was filed in each of Ontario and British Columbia against Infineon, its principal U.S. subsidiary and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, investigation and administration costs, as well as interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM. In the British Columbia action, the certification motion has been scheduled for May 2007. In one Quebec class action, preliminary motions are to be scheduled early in 2007; the other Quebec action has been stayed pending developments in the one that is going forward. Infineon intends to defend itself vigorously against these proceedings.
      Between September 30, 2004 and November 4, 2004, seven securities class action complaints were filed against Infineon and three of its current or former officers (of which one officer was subsequently dropped as a defendant and one of which is currently the chairman of the Company’s Supervisory Board) in the U.S. District Courts for the Northern District of California and the Southern District of New York. The plaintiffs voluntarily dismissed the New York cases, and on June 30, 2005 filed a consolidated amended complaint in California on behalf of a putative class of purchasers of Infineon’s publicly-traded securities, who purchased them during the period from March 13, 2000 to July 19, 2004, effectively combining all lawsuits. The consolidated amended complaint added Infineon’s principal U.S. subsidiary and four then-current or former employees of Infineon and its affiliate as defendants. It alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public statements about Infineon’s historical and projected financial results and competitive position because they did not disclose Infineon’s alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM, defendants manipulated the price of Infineon’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. Infineon, its principal U.S. subsidiary and the two Infineon officers filed motions to dismiss the consolidated amended complaint. In September 2006, the court dismissed the complaint with leave to amend and in October 2006 the plaintiffs filed a second amended complaint. The Company filed a motion to dismiss the second amended complaint in November 2006. A court hearing is scheduled for February 2007. In the contribution agreement the Company entered into with Infineon, the Company agreed to share any future liabilities arising out of this lawsuit equally with Infineon, including the cost of defending the suit.
      Infineon believes these claims are without merit and is vigorously defending itself in this action. The Company is currently unable to provide an estimate of the likelihood of an unfavorable outcome to Infineon or of the amount or range of potential loss arising from the action. If the outcome of this action is unfavorable or if Infineon incurs substantial legal fees in defending this action, it may have a material adverse effect on the Company’s financial condition and results of operations. Infineon’s directors’ and officers’ insurance carriers have denied coverage in the securities class action and Infineon filed suits against the carriers in December 2005 and August 2006. Infineon’s claim against one D&O insurance carrier was dismissed in November 2006 and Infineon filed an appeal against this decision.
      Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount or the range cannot be estimated, the minimum amount is accrued. As of December 31, 2006, the Company had accrued liabilities in the amount of €115 related to potential liabilities and risks with respect to the DOJ and European anti-trust investigations and the direct and indirect purchaser litigation and settlements described above, as well as for legal expenses relating to the securities class actions described above. As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on the Company’s results of operations and financial condition.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      An adverse final resolution of the antitrust investigations or related civil claims or the securities class action lawsuits described above could result in substantial financial liability to, and other adverse effects upon Infineon, and most likely the Company, which would have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows. Irrespective of the validity or the successful assertion of the above referenced claims, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations, financial position and cash flows.
      The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents and other matters incidental to its businesses. The Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material adverse effect on the Company’s results of operations or cash flows at that time.

Other Contingencies
      Infineon subsidiaries that were transferred to the Company as part of the Formation have received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of December 31, 2006, a maximum of €419 of these subsidies could be refundable.
      The Company has guarantees outstanding to external parties of €120 as of December 31, 2006, that expire through 2013. Guarantees are mainly issued by Infineon for the payment of import duties, rentals of buildings, contingent obligations related to government grants received and the consolidated debt of subsidiaries. Such guarantees which relate to Qimonda AG were transferred to the Company as part of the Formation. The Company also agreed to indemnify Infineon against any losses it may suffer under several guarantee and financing arrangements that relate to its business but that cannot be transferred to it for legal, technical or practical reasons.

17.	Operating Segment and Geographic Information
      The following is a summary of net sales by geographic area based on the customers’ billing location for the three months ended December 31, 2005 and 2006:

	Three	Three
	months	months
	ended	ended
	December 31,	December 31,
	2005	2006

Net sales:
Germany	62	87
Other Europe	75	147
North America	249	448
Asia/ Pacific	256	360
Japan	36	110
Other	—	21

Total	678	1,173

      The Company defines EBIT as earnings (loss) before interest and taxes. The Company’s management uses EBIT, among other measures, to establish budgets and operational goals, to manage the combined and consolidated Company’s business and to evaluate and report performance as part of the Infineon Group. Because many operating decisions, such as allocations of resources to individual projects, are made on a basis for which the effects of financing the overall business and of taxation are

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)
of marginal relevance, management finds a metric that excludes the effects of interest on financing and tax expense useful. In addition, in measuring operating performance, particularly for the purpose of making internal decisions, such as those relating to personnel matters, it is useful for management to consider a measure that excludes items over which the individuals being evaluated have minimal control, such as enterprise-level taxation and financing. The Company reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company in a manner similar to that which management uses to assess and direct the business. EBIT is not a substitute for net income, however, because the exclusion of interest and tax expense is not appropriate when reviewing the overall profitability of the Company.
      EBIT is determined as follows from the combined and consolidated statements of operations, without adjustment to the U.S. GAAP amounts presented:

	Three	Three
	months	months
	ended	ended
	December 31,	December 31,
	2005	2006

Net (loss) income	(127)	177
Adjust: Interest expense (income), net	5	(1)
Adjust: Income tax (benefit) expense	(1)	74

EBIT	(123)	250

      The above EBIT results prior to the Formation differ from the Memory Products segment results previously reported by Infineon, primarily due to allocations of Infineon corporate expenses (reported by Infineon as part of its Corporate and Reconciliation segment), since they arise from corporate directed decisions not within the direct control of segment management, which have been reallocated to the Company for purposes of preparing the accompanying combined and consolidated financial statements on a stand-alone basis.

18.	Subsequent Events
      On January 26, 2007 Qimonda and Infineon extended their agreement for the production of wafers in the Dresden 200mm Fab through September 30, 2009 (see note 13).

SUPPLEMENTARY INFORMATION (UNAUDITED)
Gross and Net Cash Position
      Qimonda defines gross cash position as cash and cash equivalents and marketable securities, and net cash position as gross cash position less short and long-term debt. Since after its formation, Qimonda holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for U.S. GAAP purposes are not considered to be “cash”, it reports its gross cash position to provide investors with an understanding of its overall liquidity. The gross and net cash positions are determined as follows from the condensed consolidated balance sheets:

	September 30,	December 31,
	2006	2006

Cash and cash equivalents	932	1.053
Marketable securities	138	148

Gross Cash Position	1.070	1.201
Less: Short-term debt — Infineon	(344)	(232)
Long-term debt	(151)	(150)

Net Cash Position	575	819

Return on Capital Employed (RoCE)
      In addition to EBIT, the Qimonda management committed itself from the 2007 financial year to put focus on measuring the profitability of the Company compared to the capital that has been required. Therefore the financial indicator Return on Capital Employed (“RoCE”) was implemented to measure this performance.
      Capital Employed and RoCE are non-GAAP financial measures. Reconciliations to the closest GAAP measures net (loss) income, shareholders’ equity, net (loss) income to shareholders’ equity ratio are presented below. Capital Employed is the end period shareholders’ equity less the net cash (debt) position. RoCE is calculated as Earnings before Interest (EBI) divided by Capital Employed. Quarterly RoCE calculations are annualized for purposes of this ratio only, which may exceed reported annual earnings and is not indicative of expected earnings in any future period.
      RoCE is determined as follows from the condensed consolidated financial statements:

	September 30,	December 31,
	2006	2006

Shareholder’s Equity	3,871	4,008
Less: Net Cash Position	(575)	(819)

Capital Employed	3,296	3,189

	Three months	Three months
	ended	ended
	September 30,	December 31,
	2006	2006

Net income	156	177
Adjust: Interest expense (income), net	(3)	(1)

Earnings before Interest	159	176
Net income / Shareholder’s Equity	16%	18%
Return on Capital Employed	19%	22%
Free Cash Flow
      Qimonda defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Free cash flow is not defined under U.S. GAAP and may not be comparable with measures of the same or similar title that are reported by other companies. Under SEC rules, “free cash flow” is considered a non-GAAP financial measure. It should not be considered as a substitute for, or confused with, any U.S. GAAP financial measure. We believe the most comparable U.S. GAAP measure is net cash provided by operating activities. Since we operate in a capital-intensive industry, we report free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. It is not intended to represent residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. The free cash flow is determined as follows from our consolidated statements of cash flows:

	Three months	Three months
	ended	ended
	December 31,	December 31,
	2005	2006

Net cash provided by operating activities	100	438
Net cash used in investing activities	(350)	(208)
Thereof: Purchases of marketable securities available for sale	—	11

Free cash flow	(250)	241

Employees
      As of December 31, 2006, Qimonda had 12,078 employees worldwide, including 2,223 engaged in research and development.
Market for ordinary shares
      Qimonda AG ordinary shares are traded as American Depository Shares (ADSs) on the New York Stock Exchange under the symbol “QI”.
Financial Calendar
      The Qimonda AG’s Annual General Meeting of Shareholders is to be held on February 13, 2007 in Munich.
Publication date: January 31, 2007
Contact information
Qimonda Technologies AG
Investor Relations
Gustav-Heinemann-Ring 123
81739 Munich, Germany

Phone: +49 89 60088-1200
E-Mail: mailto:investor.relations@qimonda.com
      Visit http://www.qimonda.com/ for an electronic version of this report and other information.

Risk Factors
      As a company, we face numerous risks incidental to our business. We face risks that are inherent to companies in the semiconductor industry, as well as operational, financial and regulatory risks that are unique to us. Risks relating to the semiconductor industry include the cyclical nature of the market, which suffers from periodic downturns and industry overcapacity. Our production related risks include the need to match our production capacity with demand, and to avoid interruptions in manufacturing and supplies. We may be exposed to claims from others that we infringe their intellectual property rights or that we are liable for damages under warranties. We are the subject of governmental antitrust investigations and civil claims related to those antitrust investigations. Financial risks include our need to have access to sufficient capital and governmental subsidies, as well as declines in our share price which may result in impairment charges. Our regulatory risks include potential claims for environmental remediation. We face numerous risks due to the international nature of our business, including volatility in foreign countries and exchange rate fluctuations.
      These and other material risks that we face are described in detail in the “Risk Factors” section of our annual report on Form 20-F for the year ended September 30, 2006, which we have filed with the U.S. Securities and Exchange Commission. A copy of our Form 20-F is available at the Investor Relations section of our website http://www.qimonda.com, as well as on the SEC’s website, http://www.sec.gov. We encourage you to read the detailed description of the risks that we face in our Form 20-F. The occurrence of one or more of the events described in the Risk Factors section of the Form 20-F could have a material adverse effect on our company and our results of operations, which could result in a drop in our share price.

Forward-looking Statements
      This quarterly report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements.
      These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Qimonda’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structures, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets, and any further corporate reorganization measures in that regard. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them.
      These forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in the Form 20-F.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: February 2, 2007	By:	/s/ LOH KIN WAH
Loh Kin Wah
Chief Executive Officer and Chairman of the Management Board

By:	/s/ MICHAEL MAJERUS
Dr. Michael Majerus
Chief Financial Officer and Member of the Management Board